Exhibit 99.1

PRESS RELEASE

PicPay Completes the Acquisition of Kovr

SÃO PAULO, Brazil, August 3, 2026 — PicPay (NASDAQ: PICS) (the “Company”), the parent company of PicPay Bank - Banco Múltiplo S.A. (“PicPay”), one of Brazil’s largest digital banks, today announced that it has completed the acquisition of Kovr Participações S.A. and its subsidiaries (“Kovr”), a digital insurance technology company, following the satisfaction of all customary closing conditions.

Building upon the Company’s prior announcements regarding the transaction—including the approvals previously granted by the Administrative Council for Economic Defense (CADE), Brazil’s anti-trust regulator, the Superintendence of Private Insurance (SUSEP), Brazil’s insurance regulator, and the Central Bank of Brazil (Bacen)—the transaction has now been fully consummated. PicPay has acquired 100% of the shares of Kovr Participações S.A. and quotas representing 53% of the corporate capital of Estrutural Corretora Assessoria e Consultoria de Seguros Ltda. (“Estrutural”), together with a call option over the remaining quotas of Estrutural.

About PicPay

PicPay (NASDAQ: PICS) is one of Brazil’s leading digital banks and began trading on the Nasdaq in January 2026. Founded in Vitória (ES) in 2012, the company pioneered instant peer-to-peer payments and the use of QR codes years before Pix (Brazil’s real-time payment system, created by the Central Bank in 2020). Today, it serves over 68 million clients with a comprehensive portfolio of financial and non-financial products and services for individuals and entrepreneurs, integrating payments, credit, investments, insurance, and everyday consumption and convenience solutions into a single app.

In 2025, PicPay reported R$ 10.3 billion in revenue and R$502 million in adjusted net income, with R$550 billion in total payment volume (TPV) and 42.7 million active customers, while also maintaining a leading position in generative artificial intelligence and Open Finance initiatives.

For more information, visit: https://investor.picpay.com/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company’s future financial and operating performance, business strategy, growth initiatives, market opportunities, product development, customer adoption, and management’s expectations and beliefs.

These statements are based on current assumptions and expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ include, among others, economic and market conditions, competitive developments, regulatory changes, credit performance, technology and cybersecurity risks, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date of this release, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Contacts

Investors

IR@PicPay.com

André Cazotto

Investor Relations, Strategy and M&A Officer